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Freeport-McMoRan Copper & Gold Inc.
Announces Conversions of $286.1 Million of its
7% Convertible Senior Notes due 2011

NEW ORLEANS, LA, September 11, 2006 - Freeport-McMoRan Copper & Gold Inc. (NYSE:FCX) announced the completion of the tender offer for its 7% Senior Convertible Notes due 2011 (“Notes”), resulting in the conversions of $286.1 million of Notes into FCX common stock. In this transaction, holders representing approximately 98% of the remaining $293.2 million in Notes agreed to convert their Notes into 9.3 million shares of FCX common stock (based on the $30.87 per share conversion price under the terms of the Notes). FCX will pay $25.7 million in cash to the holders for the premium of $90 per Note plus $0.6 million in accrued interest. Final settlement of this transaction is expected on Tuesday, September 12, 2006.

Richard C. Adkerson, President and Chief Executive Officer of FCX said, “This transaction allows us to further improve our financial position and is consistent with our established financial policy of reducing debt and providing significant cash returns to our shareholders. Our enhanced financial flexibility and continued positive market conditions will allow our Board to consider additional financial measures for the benefit of shareholders.”

As previously reported, $575 million in Notes were originally issued in February 2003, and approximately 49 percent were converted into 9.1 million shares of FCX common stock in privately negotiated transactions from September 2005 through July 2006.

As a result of these early conversions, the principal amount of outstanding Notes will be reduced to approximately $7 million. After giving effect to these conversions, FCX shares of common stock outstanding will total approximately 197 million and FCX’s total debt of $1.1 billion at June 30, 2006 would be reduced to $0.8 billion, $0.5 billion net of cash. FCX expects to record an approximate $28 million charge to net income in the third quarter of 2006 in connection with the conversions. As previously reported, FCX also expects to record an approximate $7 million charge to net income in the third quarter of 2006 for the final redemption of its Silver-Denominated Preferred Stock.

Complete terms of the tender offer are described in the Amended and Restated Offering Circular and related documents distributed to holders on August 31, 2006. Georgeson Inc. acted as the information agent for the tender offer.  Georgeson may be contacted toll free at 866-767-8979. This press release is not an offer to purchase, or a solicitation of an offer to sell the Notes, which will only be made in compliance with applicable securities laws.

FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia. Additional information on FCX is available on our web site, www.fcx.com.

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